CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Financial Statements

April 30, 2009 and 2008

(Prepared under Canadian GAAP and expressed in Canadian dollars, except where indicated)

JAMES STAFFORD

James Stafford, Inc.*

Chartered Accountants

Suite 350 – 1111 Melville Street

Vancouver, British Columbia

Canada V6E 3V6

Telephone +1 604 669 0711

Facsimile +1 604 669 0754

* Incorporated professional, James Stafford, Inc.

Independent Auditors’ Report

To the Shareholders of

CanAlaska Uranium Ltd.

We have audited the consolidated balance sheets of CanAlaska Uranium Ltd. (the “Company”) as at 30 April 2009 and 2008 and the related consolidated statements of loss, comprehensive loss and deficit and cash flows for each of the years in the two-year period ended 30 April 2009.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 30 April 2009 and 2008 and the results of its operations and its cash flows for each of the years in the two-year period ended 30 April 2009 in accordance with Canadian generally accepted accounting principles.

As discussed in Note 2, the accompanying consolidated financial statements as at 30 April 2008 and for the year then ended have been restated.

The consolidated financial statements as at 30 April 2007 were audited by predecessor auditors who expressed an opinion without reservation on those statements in their report dated 15 August 2007.

/s/ James Stafford

Vancouver, Canada                                                                                     Chartered Accountants

31 July 2009

1

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Balance Sheets

As at April 30, 2009 and 2008

 (Expressed in Canadian dollars, except where indicated)

	April 30 2009 $000’s	April 30 2008 $000’s (restated)
Assets
Current assets
Cash and cash equivalents (note 6)	6,339	7,376
Accounts receivable and prepaid expenses	996	2,121
Available-for-sale securities (note 7)	276	882
	7,611	10,379

Reclamation bonds	317	711
Property and equipment (note 8)	827	887
Mineral property interests (note 9)	39,133	31,661
	47,888	43,638
Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,194	2,619

Future income tax liability (note 16)	1,341	1,445
	2,535	4,064

Non-controlling interest (note 4)	7,600	3,600

Shareholders’ equity
Common shares (note 12)	56,183	54,079
Contributed surplus (note 12)	7,940	5,392
Accumulated other comprehensive income (note 14)	9	166
Deficit	(26,379)	(23,663)
	37,753	35,974
	47,888	43,638

Nature of operations (note 1)

Changes in accounting policy (note 2)

Commitments (notes 9 and 17)

Subsequent events (note 22)

  Approved by the Board of Directors

  “Peter Dasler”                                                                                                “Emil Fung”

      Director                                                                                                         Director

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Statements of Loss, Comprehensive Loss, and Deficit

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars, except where indicated)

	2009	2008	2007
	($000's)	($000's)	($000's)
		(restated)
EXPENSED EXPLORATION COSTS
Net indirect exploration expenditures	1,017	915	-
Mineral property write-offs	494	550	1,906
Equipment rental income	(316)	(429)	-
Net option payments	(187)	(137)	(335)
	1,008	899	1,571
OTHER EXPENSES
Consulting, labour & professional fees	1,049	1,474	630
Depreciation & amortization (note 8)	232	188	75
Foreign exchange gain	(193)	(28)	93
Insurance, licenses & filing fees	61	212	187
Interest income	(167)	(280)	(223)
Other corporate costs	218	180	92
Investor relations & presentations	60	343	279
Rent	200	95	48
Stock-based compensation (note 13)	1,509	1,095	597
Travel & accommodation	80	212	147
Write-down/loss (gain) on available-for-sale securities (note 7)	394	(149)	(30)
Management fees	(628)	(895)	(464)
	2,815	2,447	1,431

Loss before income taxes	3,823	3,346	3,002
Future income tax recovery (note 16)	(1,107)	(772)	(1,173)
Loss for the year	2,716	2,574	1,829

Other comprehensive loss
Unrealized loss on available-for-sale securities (note 14)	157	360	-
Comprehensive loss for the year	2,873	2,934	1,829

Deficit-beginning of the year	(23,663)	(21,089)	(19,260)
Deficit-end of the year	(26,379)	(23,663)	(21,089)

Basic and diluted loss per share ($ per share)	$0.02	$0.02	$0.02

Weighted average common shares outstanding (000's)	137,160	117,043	86,920

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars, except where indicated)

	2009 $000’s	2008 $000’s	2007 $000’s
		(restated)
Cash flows from operating activities
Net loss for the year	(2,716)	(2,574)	(1,829)
Items not affecting cash
Available-for-sale securities write down (note 7)	394	(149)	(30)
Depreciation & amortization (note 8)	232	188	75
Future income tax recovery (note 16)	(1,107)	(772)	(1,173)
Mineral property write-offs	494	550	1,906
Net option payments	(187)	(137)	(335)
Other	59	(17)	-
Stock-based compensation (note 13)	1,509	1,095	597
	(1,322)	(1,816)	(789)
Change in non-cash operating working capital
Decrease (increase) in accounts receivable & prepaids	1,125	(139)	(2,383)
Increase (decrease) in accounts payable & accruals	(1,425)	(26)	(113)
	(1,622)	(1,981)	(3,285)
Cash flows from financing activities
Issuance of common shares (net of share issue costs)	3,437	7,158	15,342
Non-controlling interest	5,278	2,322	-
	8,715	9,480	15,342
Cash flows from investing activities
Deferred exploration costs	(12,363)	(16,606)	(13,743)
Proceeds from available-for-sale securities	59	198	58
Property & equipment	(172)	(746)	(299)
Option payments received	118	350	251
Other	343	(33)	(561)
Reimbursed exploration costs	3,885	6,638	5,565
95	(8,130)	(10,199)	(8,729)

Increase (decrease) in cash and cash equivalents	(1,037)	(2,700)	3,328

Cash & cash equivalents - beginning of year	7,376	10,076	6,748

Cash & cash equivalents - end of year	6,339	7,376	10,076

Supplemental cash flow information (note 19)

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

1

Nature of Operations

CanAlaska Uranium Ltd. (the “Company” or “CanAlaska”) and its subsidiaries are principally engaged in the exploration of uranium properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

At April 30, 2009, the Company had cash and cash equivalents of $6.3 million (2008: $7.4m) (note 6) and working capital of $6.4 million (2008: $7.8m). Management believes that the cash on hand at April 30, 2009 is sufficient to meet corporate, administrative and exploration activities for the coming twelve months. Should management be successful in its forthcoming exploration programs it may either need to dilute its ownership in its properties or secure additional financing to continue to advance the development of its exploration projects.

2

Changes in Accounting Policy

Canada-Korea Uranium Limited Partnership and CanAlaska Korea Uranium Limited

During the fiscal year the Company reviewed its accounting policy in respect of the Canada-Korea Uranium Limited Partnership (“CKU Partnership”) and CanAlaska Korea Uranium Limited (“CKUL”). Under the previous accounting treatment the Company proportionately consolidated the financial statements of CKU Partnership and CKUL.

Under Canadian Generally Accepted Accounting Principles (“GAAP”) (Accounting Guideline 15 – Consolidation of Variable Interest Entities) the Company must reconsider its initial decision whether to consolidate or not whenever the CKU Partnership issues new variable interests. During the year, additional contributions totalling $4.0 million have been received from our partners. These contributions combined with the recent activity undertaken, suggest that the funds available are not sufficient to fully develop the property and has led the Company to apply the principles of Accounting Guideline 15 and fully consolidate the accounts of both the CKU Partnership and CKUL (note 4).

The Company has adopted this change retrospectively as is encouraged under Accounting Guideline 15 and therefore the consolidated balance sheet of the Company as at April 30, 2008 has been restated:

Increase (Debit)

Cash and cash equivalents

$211,770

Increase (Debit)

Restricted cash

$12,846

Decrease (Credit)

Accounts receivable

$(222,383)

Increase (Debit)

Mineral properties

$628,276

Increase (Credit)

Future income tax liability

$(68,890)

Increase (Credit)

Non-controlling interest

$(3,600,000)

Decrease (Debit)

Contributed surplus

$3,194,713

Increase (Credit)

Retained earnings

$(156,332)

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

2

Changes in Accounting Policy (continued)

Section 1535 – Capital Disclosures

Effective May 1, 2008, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, Capital Disclosure. This section establishes standards for disclosing information about the Company’s capital and how it is managed. Disclosures required by this standard are included in note 12.

Section 1400 – General Standards of Financial Statement Presentation

In June 2007, the CICA issued changes to Section 1400, General Standards of Financial Statement Presentation. Section 1400 has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. Management shall make an assessment of an entity’s ability to continue as a going concern. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed. When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern. Section 1400 is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The adoption of this standard will have no impact on the Company’s operating results or financial position and management expects that there will not be a material impact on the Company’s consolidated financial statement disclosure.

Section 3862 – Financial Instruments - Disclosures

Effective May 1, 2008, the Company adopted CICA Handbook Section 3862, Financial Instruments - Disclosures. This section requires the Company to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the Company’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Disclosures required by this standard are included in note 21.

Section 3863 – Financial Instruments – Presentation

Effective May 1, 2008, the Company adopted CICA Handbook Section 3863, Financial Instruments – Presentation. This section carries forward the presentation requirements for financial instruments of Section 3861. As there were no changes to the presentation requirements there was no impact on the consolidated financial statements.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

3

Significant Accounting Policies

Principles of consolidation

The consolidated financial statements include the assets, liabilities and results of all entities controlled by the Company. The effects of transactions between entities on the consolidated group are eliminated. Where control of an entity is obtained during a financial year, its results are included in the consolidated statements of loss and deficit from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control exists.

Basis of consolidation

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, CanAlaska Resources Ltd. USA (a Nevada company), CanAlaska West McArthur Uranium Ltd. (a B.C. company), Golden Fern Resources Limited (a New Zealand company) and Ravenstone Resource Ltd. (a B.C. company).  The Company also follows Accounting Guideline 15 (note 2) and fully consolidates the assets, liabilities, revenues and expenses of CKU Partnership and CKUL. It recognizes the other Partners’ ownership under the heading non-controlling interest. The Company also proportionately consolidates its interest in the Rise and Shine joint venture (a New Zealand joint venture).

Estimates, risks and uncertainties

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported, and disclosed in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Realization of the Company’s assets and liabilities is subject to risks and uncertainties, including reserve and resource estimation, future uranium and precious and base metal prices, estimated costs of future production, changes in government legislation and regulations, estimated future income taxes, and the availability of financing and various operational factors.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks, cash on hand and other short term investments with initial maturities at less than three months.

Financial assets and liabilities

Financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for-trading. The classification is not changed subsequent to initial recognition.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

3

Significant Accounting Policies (continued)

Held-for-trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the year term are classified as held-for-trading. These instruments are measured at fair value with the change in the fair value recognized in income.

Available-for-sale securities

Available-for-sale securities are reported at fair value based on quoted market prices. Unrealized gains and losses on available-for-sale securities are included in shareholders’ equity as a component of other comprehensive income.

Comprehensive income

Comprehensive income is composed of the Company’s earnings and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.

Mineral properties and deferred exploration expenditures

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is determined by management to be impaired or abandoned. Amounts received for the sale of resource properties, for option payments for exploration advances and for recovery of mineral property expenditures are treated as reductions of the cost of the property and payments in excess of capitalized costs are recognized in income.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

3

Significant Accounting Policies (continued)

       Mineral properties and deferred exploration expenditures (continued)

Management of the Company regularly reviews the net carrying value of each mineral property. Where events or changes in circumstances suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, value beyond proven and probable reserves, probability weighted outcomes and operating capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. The Company presently has no proven or probable reserves. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the project is written-down to estimated fair values with the write-down expensed in the period.

Management’s estimates of future mineral prices, recoverable resources, initial and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur that could adversely affect management’s estimate of the net cash flows to be generated from its properties.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

Mineral exploration tax credits (“METC”)

The Company recognizes METC amounts when the Company’s METC application is approved by the relevant taxation authorities or when the amount to be received can be reasonably estimated and collection is reasonably assured.

Asset retirement obligations

The Company recognizes the legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost are recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the related asset, and amortized into income on a systematic basis over the related assets useful life. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings.

There are no asset retirement obligations as at April 30, 2009 and 2008.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

3

  Significant Accounting Policies (continued)

Property and equipment

Property and equipment are carried at cost less accumulated depreciation. The Company provides for depreciation on the following basis: Office equipment - 20% declining balance method; Automotive equipment - 30% declining balance method; Mining equipment - 30% declining balance method; and Leasehold improvements - straight-line method over the life of the lease.

Income taxes

The Company uses the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years. The amount of future tax assets recognized is limited to the amount that is more likely than not to be realized.

Stock-based compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method whereby all "in the money" options and warrants are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period. Basic and diluted loss per share is the same as the effect of the exercise of outstanding options and warrants would be anti-dilutive.

Foreign currency translation

The accounts of the Company's foreign operations have been translated into Canadian dollars as follows:

Monetary assets and liabilities at year-end rates; All other assets and liabilities at historical rates; Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these translations are reflected in income or expense in the year that they occur.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

3

Significant Accounting Policies (continued)

Flow-through shares

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. Under Canadian GAAP, when resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized with a corresponding reduction in share capital.

If a Company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

The Company follows the recommendations of the Emerging Issues Committee (“EIC”) of the CICA with respect to flow-through shares, as outlined in EIC-146.  The application of EIC-146 requires the recognition of the foregone tax benefit on the date the Company renounces the tax credits associated with exploration expenditures, provided there is reasonable assurance that the expenditures will be made.

Recent Accounting Pronouncements

Goodwill and Other Intangible Assets:

The CICA issued CICA Handbook Section 3064 “Goodwill and Other Intangible Assets” which the Company will adopt, effective May 1, 2009. The new requirements of Section 3064 are for recognition, measurement, presentation and disclosure. Section 3064 replaces Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. Management is currently assessing the impact of these new accounting standards on its consolidated financial statements.

Business Combinations:

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”, and provides the equivalent to International Financial Reporting Standards (“IFRS”) 3, “Business Combinations” (January 2008). The new Section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination.

The new Section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100 percent of the equity interest in the acquire entity is owned at the acquisition date. The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date. Subsequent changes in fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

3

Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

Business Combinations (continued):

Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting. Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities.

The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. This new Section will only have an impact on the consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption.

Consolidated Financial Statements and Non-Controlling Interests:

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, which together replace Section 1600, “Consolidated Financial Statements”. These two Sections are the equivalent to the corresponding provisions of International Accounting Standard 27, “Consolidated and Separate Financial Statements” (January 2008). Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity.

Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income, are allocated to the controlling and non-controlling interests based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after 1 January 2011, and should be adopted concurrently with Section 1582. The Company is currently assessing the future impact of these new Sections on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”):

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

4

Interests in Variable Interest Entities

CanAlaska Korean Uranium Joint Venture

In December 2007, the Company formed a partnership, CKU Partnership, with Hanwha Corporation, Korea Electric Power Corporation, Korea Resources Corp., and SK Energy Co. Ltd. (together the “Korean Consortium”) to develop the Cree East uranium exploration project (“Cree East”), which consists of approximately 56,000 hectares of dedicated contiguous mineral claims in a region known as the Athabasca Basin (“Athabasca”), located in the Canadian province of Saskatchewan.

Under the terms of agreements, the Korean Consortium will invest $19 million towards the earn-in of a 50% ownership interest in the CKU Partnership over a 4-year period. As of April 30, 2009, the Korean Consortium has contributed $7.6 million (April 30, 2008: $3.6m) and has a 29.6% interest (April 30, 2008: 17.4%) in the CKU Partnership.

The Company acts as the operator for the exploration project and earns a management fee of 10% of the exploration expenditures incurred. The following are the significant balances of the CKU Partnership that are included in CanAlaska’s consolidated balance sheets:

CKU Partnership	April 30, 2009 $000’s	April 30, 2008 $000’s (restated)
Cash (note 6)	410	1,291
Mineral property (note 10 (a))	7,936	4,230
Non-controlling interest	7,600	3,600

5

Rise and Shine Joint Venture

Rise & Shine, New Zealand

Rise & Shine is located 20km northeast of Cromwell, New Zealand and encompasses a number of historical high-grade underground gold mines in the Bendigo Gold field. Effective July 1, 2007, the Company has completed its earn-in requirements in a joint venture with Oceana Gold (New Zealand) Limited (“Oceana”) (30%) and CanAlaska (70%). If either party elects to not to fund or only partially-fund their respective portion of a proposed budget then the defaulting party dilutes their equity in the joint venture down to a minimum of 15% at which point the relevant party’s interest in the joint venture will revert to a 2% royalty on gold produced. As of April 30, 2009, CanAlaska’s current interest is 72% and Oceana’s interest is 28%.

In June 2009, the Company announced an agreement with Glass Earth Gold Ltd. (“Glass Earth”). The option agreement with Glass Earth is for the sale of a 70% ownership interest. In return Glass Earth shall perform detailed project evaluation and exploration on the Rise and Shine project, including 4,000 metres of drilling. Additional terms of the agreement include progressive cash payments of $13,000 and the issuance of 200,000 shares in Glass Earth to the Company over the course of the program (note 22).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

5

Rise and Shine Joint Venture (continued)

Rise & Shine, New Zealand (continued)

CanAlaska currently proportionately consolidates its 72% interest in Rise and Shine as at April 30, 2009 (note 11 (a)):

	April 30, 2009 $000’s	April 30, 2008 $000’s
Mineral property	324	301

6

Cash and Cash Equivalents

	April 30, 2009 $000’s	April 30, 2008 $000’s (restated)
CKU Partnership funds	410	1,291
Option-in advances	194	134
Cash in bank and other short term deposits	5,735	5,951
Total	6,339	7,376

The Company fully consolidates the cash held by CKU Partnership whose funds are held to fund the Cree East property (note 4). Option-in advances are advance cash funding by joint venture partners on various exploration properties.

7

Available-for-Sale Securities

	April 30, 2009			April 30, 2008
	Number of Shares	Adjusted Cost $000’s	Market Value $000’s	Adjusted Cost $000’s	Market Value $000’s
Pacific North West Capital Corp.	846,800	34	89	269	314
Westcan Uranium Corp.	500,000	49	18	132	54
Mega Uranium Ltd.	50,000	104	99	95	45
Other available-for-sale securities	5,686,937	80	70	220	469
Total	7,083,737	267	276	716	882

During the fiscal year, the Company reviewed the carrying values of its available-for-sale securities, and in light of the economic circumstances considered that the decreases in market values were significant and provided evidence that the decline in the market value were other-than-temporary losses in value and recorded total write-downs on available-for-sale securities of $393,734.

During the fiscal year ended April 30, 2009 the Company sold 400,000 shares of Westcan Uranium Corp. It also transferred 200,000 shares of Pacific North West Capital Corp. and 100,000 shares of Freegold Ventures Ltd. to the former Chief Financial Officer (“CFO”) as part of his termination package (notes 15 and 19).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

7

Available-for-Sale Securities (continued)

An unrealized loss on available-for-sale securities of $157,000 (2008: $360,335) was recorded in other comprehensive loss for the year ended April 30, 2009.

8

Property & Equipment

	April 30, 2009			April 30, 2008
	Cost $000’s	Accumulated amortization $000’s	Net $000’s	Cost $000’s	Accumulated amortization $000’s	Net $000’s
Office equipment	417	(261)	156	370	(217)	153
Leasehold improvements	266	(39)	227	248	(18)	230
Mining equipment	923	(535)	388	816	(392)	424
Automotive	111	(55)	56	111	(31)	80
Total	1,717	(890)	827	1,545	(658)	887

During the fiscal year ended April 30, 2009, the Company had additions of $172,430 (2008: $768,450) and disposals of $- (2008: $22,380).

9

Mineral Property Interests

	2009 Fiscal Expenditures				Life to Date - April 30, 2009
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Athabasca (note 10)	132	11,486	(3,885)	7,733	1,194	55,737	(18,307)	38,624
Other interests (note 11)	20	240	(521)	(261)	398	1,334	(1,223)	509
Total	152	11,726	(4,406)	7,472	1,592	57,071	(19,530)	39,133

(restated)	2008 Fiscal Expenditures				Life to Date - April 30, 2008
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Athabasca (note 10)	102	21,604	(7,827)	13,879	1,062	44,251	(14,422)	30,891
Other interests (note 11)	359	553	(513)	399	378	1,094	(702)	770
Total	461	22,157	(8,340)	14,278	1,440	45,345	(15,124)	31,661

The Company holds approximately 1,166,000 hectares of mining claims in the Athabasca Basin located across the provinces of Alberta, Saskatchewan and Manitoba in Canada. The holdings are comprised of 23 projects which are in various stages of exploration and discovery.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

9

Mineral Property Interests (continued)

Summary of option payments due	Total
As at April 30, 2009 Fiscal Year Ended	Cash $000’s	Spend[2] $000’s	Shares
April 2010	-	600	-
April 2011	80	1,400	100,000
Thereafter	80	4,000	100,000
Total due[1]	160	4,000	200,000

1 Only considers payments paid during the fiscal year and not previous year’s payments and issuances

2 Represents cumulative spend required not spend per fiscal year

Summary of option payments receivable	Total
As at April 30, 2009[1] Fiscal Year Ended	Cash $000’s	Spend[3] $000’s	Shares
April 2009 (received)	105	-	413,000
April 2009	150	4,869	-
April 2010	48	7,169	893,000
April 2011	10	7,794	100,000
April 2012	17	9,427	500,000
Thereafter	60	16,622	1,000,000
Total due[2]	390	16,622	2,906,000

1 Excludes expenditures and payments on West McArthur (note 10 (b)) and Cree East (notes 4 and 10 (a))

2 Only considers payments received during the fiscal year and not previous year’s payments and issuances

3 Represents cumulative spend required not spend per fiscal year. Subsequent to year end, Westcan was granted an extension to complete its work commitments which have not been included in the above table

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

10

Athabasca Mineral Property Interests

	2009 Fiscal Expenditures				Life to Date-April 30, 2009
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Cree East (a)	-	3,706	-	3,706	-	7,936	-	7,936
West McArthur (b)	13	2,210	(2,015)	208	65	12,138	(9,743)	2,460
Poplar (c)	-	1,744	(1,497)	247	166	3,033	(2,940)	259
Fond du Lac (d)	29	1,524	-	1,553	120	1,737	-	1,857
Black Lake (e)	29	804	-	833	143	1,049	-	1,192
Grease River (f)	-	978	(271)	707	118	2,594	(1,909)	803
Cree West (g)	-	52	(52)	-	40	1,070	(1,110)	-
Key Lake (h)	-	51	(50)	1	24	1,012	(1,035)	1
NE Wollaston (i)	-	75	-	75	16	6,571	-	6,587
Helmer (j)	-	136	-	136	64	4,656	-	4,720
Lake Athabasca (k)	8	112	-	120	112	5,772	-	5,884
Alberta (l)	-	39	-	39	11	2,301	-	2,312
Hodgson (m)	-	6	-	6	44	1,200	-	1,244
Arnold (n)	-	11	-	11	35	1,237	-	1,272
Other (o)	53	38	-	91	236	3,431	(1,570)	2,097
Total	132	11,486	(3,885)	7,733	1,194	55,737	(18,307)	38,624

(Restated)	2008 Fiscal Expenditures				Life to Date-April 30, 2008
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Cree East (a)	-	3,056	-	3,056	-	4,230	-	4,230
West McArthur (b)	-	3,645	(3,794)	(149)	52	9,928	(7,728)	2,252
Poplar (c)	-	1,250	(1,443)	(193)	166	1,289	(1,443)	12
Fond du Lac (d)	-	40	-	40	91	213	-	304
Black Lake (e)	-	142	-	142	114	245	-	359
Grease River (f)	-	1,547	(1,473)	74	118	1,616	(1,638)	96
Cree West (g)	-	396	(395)	1	40	1,018	(1,058)	-
Key Lake (h)	-	470	(470)	-	24	961	(985)	-
NE Wollaston (i)	-	1,601	-	1,601	16	6,496	-	6,512
Helmer (j)	-	3,366	-	3,366	64	4,520	-	4,584
Lake Athabasca(k)	-	3,283	-	3,283	104	5,660	-	5,764
Alberta (l)	-	741	-	741	11	2,262	-	2,273
Hodgson (m)	-	588	-	588	44	1,194	-	1,238
Arnold (n)	-	532	-	532	35	1,226	-	1,261
Other (o)	102	947	(252)	797	183	3,393	(1,570)	2,006
Total	102	21,604	(7,827)	13,879	1,062	44,251	(14,422)	30,891

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

10

Athabasca Mineral Property Interests (continued)

a)      Cree East, Saskatchewan – Korean Consortium (note 4)

During the fiscal year ended April 30, 2009, the Company spent $510,000 on camp cost & operations (Life to Date (“LTD”): $1,431,000); drilling $1,920,000 (LTD: $2,662,000); general and administration (“G&A”) $120,000 (LTD: $187,000); geochemistry $67,000 (LTD: $367,000); geology $308,000 (LTD: $521,000); geophysics $220,000 (LTD: $1,521,000); management fees $324,000 (LTD: $594,000); and other expenses $237,000 (LTD: $653,000).

b)      West McArthur, Saskatchewan - Mitsubishi

West McArthur consists of approximately 36,000 hectares of mineral claims in the Athabasca, Saskatchewan. In April 2007, the Company optioned the claims to Mitsubishi Development Pty Ltd. (“Mitsubishi”). Mitsubishi may exercise its option to earn a 50% interest in the property by funding expenditures of $10 million by October 2009 ($9.7 million expended as of April 30, 2009) and making a $1 million payment upon completion of the funding requirement. Upon payment of the $1 million, a joint venture (50/50) will be formed. The Company acts as project operator and earns a fee (between 5% and 10%) based on the expenditures incurred. Upon the formation of the joint venture, Mitsubishi may elect to become the operator.

During the fiscal year ended April 30, 2009, the Company spent $333,000 on camp cost & operations (LTD: $2,104,000); drilling $697,000 (LTD: $4,689,000); G&A $555,000 (LTD: $1,694,000); geochemistry $27,000 (LTD: $230,000); geology $175,000 (LTD: $311,000); geophysics $209,000 (LTD: $2,395,000); and other expenses $227,000 (LTD: $780,000). During the fiscal year ended April 30, 2009, the Company received reimbursements of $2,015,000 (LTD: $9,743,000).

c)      Poplar, Saskatchewan – East Resources Inc.

Poplar consists of approximately 112,000 hectares of mineral claims in Athabasca. In October 2007, the Company optioned the claims to Mega Uranium Ltd. (“Mega”), subsequently terminated in December 2008, after Mega issued 50,000 shares and funded $2.8 million in expenditures. In June 2009, the Company announced that East Resources Inc. (“ERI”) had executed a Memorandum of Understanding (“MOU”) in respect of the Poplar property and that ERI had commenced their due diligence.

During the fiscal year ended April 30, 2009, the Company spent $425,000 on camp cost & operations (LTD: $640,000); G&A $115,000 (LTD: $293,000); geochemistry $127,000 (LTD: $127,000); geology $278,000 (LTD: $293,000); geophysics $670,000 (LTD: $1,660,000); and other expenses $129,000 (LTD: $186,000). During the fiscal year ended April 30, 2009, the Company received reimbursements of $1,497,000 (LTD: $2,940,000).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

10

Athabasca Mineral Property Interests (continued)

d)

Fond Du Lac, Saskatchewan

In October 2006 (subsequently amended November 2008), the Company acquired from the Fond Du Lac Denesuline First Nations an option to earn a 49% interest in the Fond Du Lac property (comprising approximately 36,000 hectares) for total payments of $130,000 ($50,000 paid; June 2010: $40,000; June 2011: $40,000), the issuance of 300,000 shares (200,000 issued (note 12); June 2010: 50,000; June 2011: 50,000) and work commitments of $2 million (June 2011: $1.2m; June 2012: $2m). (As at April 30, 2009: $1.6 million incurred). Upon exercising its 49% option, a joint venture may be formed.

During the fiscal year ended April 30, 2009, the Company spent $347,000 on camp cost & operations (LTD: $349,000); drilling $385,000 (LTD: $385,000); G&A $37,000 (LTD: $103,000); geochemistry $81,000 (LTD: $81,000); geology $156,000 (LTD: $181,000); geophysics $337,000 (LTD: $452,000); option payments $29,000 (LTD: $117,000); and other expenses $181,000 (LTD: $189,000).

e)      Black Lake, Saskatchewan

In December 2006, the Company optioned the Black Lake property comprising approximately 38,000 hectares located in Saskatchewan from the Black Lake Denesuline First Nations. To earn a 49% interest in the property, the Company, must make payments of $130,000 ($50,000 paid; July 2010: $40,000; July 2011: $40,000), issue 300,000 shares (200,000 issued (note 12); July 2010: 50,000; July 2011: 50,000) and incur exploration expenditures of $2 million ($1.0m incurred; July 2010: $0.7m; July 2011: $1.2m; July 2012: $2m). Upon exercising its 49% option, a joint venture may be formed.

During the fiscal year ended April 30, 2009, the Company spent $155,000 on camp cost & operations (LTD: $159,000); drilling $172,000 (LTD: $172,000); G&A $27,000 (LTD: $89,000); geochemistry $38,000 (LTD: $41,000); geology $148,000 (LTD: $194,000); geophysics $141,000 (LTD: $283,000); option payments $29,000 (LTD: $123,000); and other expenses $123,000 (LTD: $131,000).

f)      Grease River, Saskatchewan

Grease River is comprised of approximately 82,000 hectares of mineral claims located in Athabasca. The property was previously optioned to Uranium Prospects Plc (terminated June 2009 - note 22) whereby they had made cash payments of $225,000, issued 1.5 million shares and reimbursed exploration expenditures at $1.6 million.

During the fiscal year ended April 30, 2009, the Company spent $88,000 on camp cost & operations (LTD: $565,000); drilling $46,000 (LTD: $46,000); G&A $125,000 (LTD: $339,000); geochemistry $22,000 (LTD: $111,000); geology $567,000 (LTD: $1,105,000); geophysics $Nil (LTD: $244,000); and other expenses $130,000 (LTD: $303,000). During the fiscal year ended April 30, 2009, the Company had reimbursements of $271,000 (LTD: $1,909,000).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

10

Athabasca Mineral Property Interests (continued)

g)      Cree West, Saskatchewan – Westcan Uranium

Cree West is comprised of approximately 13,000 hectares of mineral claims located in the south-east of Athabasca. In April 2006, the Company optioned the claims to Westcan Uranium Corp. (“Westcan”) (formerly International Arimex Resources Inc.). Westcan may earn a 50% interest in the property by making payments of $150,000 (received), issuing 600,000 shares (issued) and making exploration expenditures of $3.6 million before May 2009 ($0.8m completed). Subsequent to year end, the Company granted Westcan an extension to meet its exploration expenditures obligations (note 22).

Westcan may acquire an additional 10% interest by spending an additional $4 million and a further 15% interest by completing a feasibility study within 2 years, issuing 400,000 additional common shares, and spending a minimum of $1 million per year. The Company acts as the project operator until Westcan has a vested 60% interest. Upon commercial production, the Company will receive a 3% net smelter royalty.

During the fiscal year ended April 30, 2009, the Company spent $Nil on camp cost & operations (LTD: $158,000); G&A $47,000 (LTD: $287,000); geochemistry $Nil (LTD: $102,000); geology $4,000 (LTD: $117,000); geophysics $Nil (LTD: $290,000); and other expenses $1,000 (LTD: $156,000). During the fiscal year ended April 30, 2009, the Company received reimbursements of $52,000 (LTD: $1,110,000).

h)     Key Lake, Saskatchewan – Westcan Uranium

Key Lake is comprised of approximately 6,000 hectares of mineral claims located in the south-east of Athabasca. In March 2006, the Company optioned the claims to Westcan. Westcan can earn a 50% interest by making payments of $150,000 (received), issuing 300,000 shares (received) and completing work commitments of $2 million by May 2009 ($0.9m completed). Subsequent to year end, the Company granted Westcan an extension to meet its exploration expenditures obligations (note 22).

Westcan may elect to acquire an additional 10% interest by spending an additional $2 million and a further 15% interest by completing a feasibility study, issuing to the Company 200,000 additional common shares, and spending a minimum of $500,000 per year. The Company acts as project operator until Westcan has a vested 60% interest. Upon commercial production, the Company will receive a 3% net smelter royalty.

During the fiscal year ended April 30, 2009, the Company spent $1,000 on camp cost & operations (LTD: $252,000); drilling $(7,000) (LTD: $427,000); G&A $40,000 (LTD: $114,000); geochemistry $3,000 (LTD: $8,000); geology $11,000 (LTD: $47,000); geophysics $Nil (LTD: $139,000); and other expenses $3,000 (LTD: $49,000). During the fiscal year ended April 30, 2009, the Company received reimbursements of $50,000 (LTD: $1,035,000).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

10

Athabasca Mineral Property Interests (continued)

i)      NE Wollaston, Saskatchewan-Manitoba

This property straddles the Saskatchewan-Manitoba border and consists of approximately 154,000 hectares. In December 2008, the Company announced the execution of a MOU with ERI whereby ERI may earn a 40% interest by undertaking a minimum of 100,000 metres of diamond drilling within 5 years. ERI may earn a 70% interest by undertaking a minimum of 50,000 metres of diamond drilling and successfully completing a feasibility study for a minimum economic reserve of 15 million pounds U3O8 and fully-financing the costs of mine construction. ERI may earn an 80% interest by undertaking a minimum of 50,000 metres of diamond drilling, successfully completing a feasibility study for a minimum economic reserve of 35 million pounds U3O8 and fully-financing the costs of mine construction. ERI may also earn an additional 15% interest to hold a cumulative 95% ownership by granting to CanAlaska a 5% gross revenue royalty from the production and sale of minerals. The MOU carries an exclusivity provision of 90 days (subsequently extended until May 1, 2009), during which CanAlaska and ERI will finalize a definitive agreement. In June 2009, due to continual delays in the award of exploration permits by the Manitoba Government due to aboriginal consultations, both CanAlaska and ERI agreed to initiate their cooperation by first conducting exploration in Saskatchewan, specifically the Poplar project (note 10(c)).

During the fiscal year ended April 30, 2009, the Company spent $(1,000) on camp cost & operations (LTD: $1,362,000); drilling $Nil (LTD: $373,000); G&A $11,000 (LTD: $696,000); geochemistry $Nil (LTD: $797,000); geology $45,000 (LTD: $2,303,000); geophysics $4,000 (LTD: $905,000); and other $16,000 (LTD: $151,000).

j)      Helmer, Saskatchewan

This block mineral claims lies in the north-central part of the Athabasca Basin, southeast of Uranium City and to the west of Fond du Lac and is comprised of approximately 55,000 hectares of mining claims.

During the fiscal year ended April 30, 2009, the Company spent $10,000 on camp cost & operations (LTD: $980,000); drilling $Nil (LTD: $1,175,000); G&A $55,000 (LTD: $735,000); geochemistry $1,000 (LTD: $101,000); geology $25,000 (LTD: $333,000); geophysics $34,000 (LTD: $878,000); and other expenses $11,000 (LTD: $518,000).

k)      Lake Athabasca, Saskatchewan

Lake Athasbasca comprises approximately 49,000 hectares of mineral claims located primarily on Lake Athabasca, southwest of Uranium City, Saskatchewan.

During the fiscal year ended April 30, 2009, the Company spent $18,000 on camp cost & operations (LTD: $1,820,000); drilling $1,000 (LTD: $1,056,000); G&A $18,000 (LTD: $634,000); geochemistry $23,000 (LTD: $94,000); geology $34,000 (LTD: $327,000); geophysics $7,000 (LTD: $1,662,000); and other expenses $19,000 (LTD: $291,000).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

10

Athabasca Mineral Property Interests (continued)

l)

Alberta, Alberta

Alberta comprises approximately 97,000 hectares of mineral claims covering most of the Alberta section of Lake Athabasca. During the fiscal year ended April 30, 2009, the Company spent $19,000 on camp cost & operations (LTD: $275,000); drilling $Nil (LTD: $1,000); G&A $3,000 (LTD: $189,000); geochemistry $Nil (LTD: $7,000); geology $3,000 (LTD: $12,000); geophysics $8,000 (LTD: $1,761,000); and other expenses $6,000 (LTD: $67,000).

m)

Hodgson, Saskatchewan

Hodgson comprises approximately 30,000 hectares of mineral claims west of the Cigar Lake Mine, Saskatchewan. During the fiscal year ended April 30, 2009, the Company spent $1,000 on camp cost & operations (LTD: $111,000); G&A $2,000 (LTD: $367,000); geochemistry $Nil (LTD: $159,000); geology $3,000 (LTD: $22,000); geophysics $Nil (LTD: $458,000); and other expenses $Nil (LTD: $127,000).

n)      Arnold, Saskatchewan

Arnold comprises approximately 24,000 hectares of contiguous minerals claims located west of the producing McArthur River mine, Saskatchewan. During the fiscal year ended April 30, 2009, the Company spent $Nil on camp cost & operations (LTD: $123,000); G&A $1,000 (LTD: $411,000); geochemistry $7,000 (LTD: $92,000); geology $1,000 (LTD: $25,000); geophysics $- (LTD: $510,000); and other expenses $2,000 (LTD: $111,000).

o)      Other Properties

Include the Waterbury, McTavish, Moon, Camsell, Carswell, and Ford claim blocks.

Waterbury comprises approximately 6,000 hectares of mineral claims located north of the Cigar Lake mine in Saskatchewan. In December 2007, an option on the property was terminated by a third party after the Company received payments of $75,000, 200,000 shares and $2.1 million had been spent on the property. McTavish comprises approximately 16,000 hectares of mineral claims lying southeast of the McArthur River mine in Saskatchewan and northwest of the Key Lake Mine. Moon comprises approximately 4,000 hectares of mineral claims lying in two separate blocks between the McArthur River and Key Lake mines and is subject to a 3% third-party Net Smelter Return (“NSR”).

Camsell is comprised of approximately 10,000 hectares of mineral claims located northeast of the Maurice Bay uranium deposit, and west of Uranium City, on the northern edge of Lake Athabasca. Carswell is comprised of approximately 13,000 hectares of mineral claims in the vicinity of Cluff Lake, Saskatchewan. Ford is comprised of approximately 10,000 hectares of mineral claims located in the South East of Athabasca Basin adjacent to the Cree East Project.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

11

Other Mineral Property Interests

	2009 Fiscal Expenditures				Life to Date - April 30, 2009
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Rise & Shine, NZ (a)	-	23	-	23	301	422	(399)	324
Reefton & Other NZ Projects (b)	1	190	(481)	(290)	24	588	(481)	131
Other Projects, Various (c)	19	27	(40)	6	73	324	(343)	54
Total	20	240	(521)	(261)	398	1,334	(1,223)	509

(restated)	2008 Fiscal Expenditures				Life to Date - April 30, 2008
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Rise & Shine, NZ (a)	301	399	(399)	301	301	399	(399)	301
Reefton & Other NZ Projects (b)	4	140	-	144	23	398	-	421
Other Projects, Various (c)	54	14	(114)	(46)	54	297	(303)	48
Total	359	553	(513)	399	378	1,094	(702)	770

(a)

Rise and Shine, New Zealand

In June 2009, the Company announced an agreement with Glass Earth (note 22). The option agreement with Glass Earth is for the sale of a 70% ownership interest. In return Glass Earth shall perform detailed project evaluation and exploration on the Rise and Shine project, including 4,000 metres of drilling. Additional terms of the agreement include progressive cash payments of $13,000 and the issuance of 200,000 shares in Glass Earth to the Company over the course of the program.

CanAlaska currently proportionately consolidates its 72% interest in Rise and Shine as at April 30, 2009 (note 5).

(b)

Reefton & Other New Zealand Projects

In February 2009, Kent Exploration Inc. (“Kent”) entered into a 5-year option agreement to acquire a 70% interest in the Reefton Project, in South Island, New Zealand. Under the option agreement, $5,000 was paid on execution and $3,500,000 in exploration expenditures on the project over the five year option period, with $100,000 in immediate exploration expenditures, $1,150,000 of expenditures to be made before the end of the third anniversary of the option agreement, $2,250,000 of expenditures to be made before the end of the fifth anniversary of the option agreement and, the issuance of 2,000,000 Kent common shares, of which 500,000 common shares are to be issued on or before the end of the first anniversary of the Agreement, 500,000 on or before the third anniversary of the option agreement and 1,000,000 on or before the end of the fifth anniversary of the option agreement.

The road-accessible property, encompassing approximately 14,060 ha (34,743 acres), is located in the historic Reefton gold fields, off NZ State Highway 7, with the property extending from approximately 3 km to 20 km south-west of the town of Reefton, South Island, New Zealand.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

11

Other Mineral Property Interests (continued)

(b)

Reefton & Other New Zealand Projects (continued)

During the year, the Company dropped its Granite Dome and Greymouth permits and therefore recorded mineral property write-downs of $0.2 million. The Company also wrote down its Mt. Mitchell claims ($0.3 million) and did not renew its prospecting permit on this property subsequent to year end. During 2009, the Company issued 10,000 shares for property access rights in NZ (note 12).

(c)

Other Projects, Various

Include the Kasmere, Misty, Rainbow Hill, Glitter Lake, Elliot Lake, and Voisey’s Bay projects.

Kasmere comprises approximately 266,000 hectares under license application adjacent to NE Wollaston. In December 2008, the Company acquired an adjacent claim block from Santoy Resources. The Company acquired Mineral Lease 209B in Manitoba from Santoy Resources Ltd. on December 11, 2008 for 40,000 in common shares (note 12), 500,000 warrants exercisable over one year at an exercise price of $0.50 (note 12) and a 2% NSR. Mineral Lease 209B is situated in the middle of the Company’s Kasmere claim block.

The Misty project covers approximately 53,000 hectares and is located in Manitoba adjacent to the southern boundary of the NE Wollaston project..

On May 23, 2008, the Company optioned the Misty property to Great West Minerals Group Ltd. (“Great Western”). Great Western may exercise its option to earn a 51% interest in the property by making payments of $100,000 (from grant of licence $10,000; $10,000 in each of subsequent 4 years and then $50,000 in year 6), issuing shares of 200,000 (100,000 on grant of licence and 100,000 on 1st anniversary) and making exploration expenditures of $6 million ($150,000 on 1st anniversary, $100,000 on proceeding 3 anniversaries; $2.6m on 5th anniversary and $3m on 6th anniversary). The Company will act as the operator of the project until Great Western has a vested 51% interest, at which time Great Western may become the operator. The Company is currently awaiting the grant of exploration permits by the Government of Manitoba, which have been delayed due to aboriginal consultations.

Rainbow Hill comprises 12 unpatented federal lode mining claims in the Valdez Creek Mining District, Talkeetna Recording District, Alaska, U.S.A. This property is optioned to District Gold Inc. (“District Gold”) under which District Gold may earn a 60% interest by making payments of $150,000 ($37,500 paid), 200,000 shares (100,000 issued) and completing exploration expenditures of $1.5 million. District Gold may earn a total 75% interest by completing a feasibility study.

Glitter Lake comprised certain mineral claims prospective for nickel and platinum located near Glitter Lake, Quebec. In January, 2009, the company transferred ownership of Glitter Lake to fulfill its office lease obligation. CanAlaska retained a ½% NSR.

Voisey’s Bay, located in Labrador, Newfoundland, comprises two blocks claims, VBE-1 and VBE-2. Both properties are jointly-held with Columbia Yukon Explorations Inc.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

12

Share Capital

The Company has an unlimited amount of authorized common shares without par value. As of April 30, 2009, the Company had 137,783,650 (2008: 125,869,814) shares issued and outstanding.

	Number of shares 000’s	Shares $000’s	Contributed surplus $000’s
Opening balance – May 1, 2007	107,698	48,864	3,153
Share issuances
Cash	18,162	7,377	-
Non-cash	10	4	-
Warrant issuances
Cash	-	-	-
Non-cash	-	(766)	766
Share issuance expenses
Cash	-	(238)	-
Non-cash	-	-	20
Transfer on stock option exercise	-	109	(109)
Flow-through FIT Impact	-	(1,271)	-
Compensation expense	-	-	1,562
Closing balance – April 30, 2008 (restated)	125,870	54,079	5,392
Share issuances
Cash	11,223	3,712	-
Non-cash	691	194	-
Warrant issuances
Cash	-	-	-
Non-cash	-	(371)	385
Share issuance expenses
Cash	-	(205)	-
Non-cash	-	(248)	28
Transfer on stock option exercise	-	25	(25)
Flow-through FIT impact (note 3)	-	(1,003)	-
Compensation expense	-	-	2,160
Closing Balance – April 30, 2009	137,784	56,183	7,940

For the fiscal year ended April 30, 2009, the weighted average number of common shares outstanding was 137,160,228 (2008: 117,043,232).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

12

Share Capital (continued)

Share issuances

During the 2009 fiscal year, 300,000 options (2008: 870,100) were exercised (note 13). In February 2009, the Company issued 10,000 shares for property access rights in NZ (note 11(b)). In February 2009, the Company renounced its expenditures in respect of the flow-through units (renounced on May 29, 2008) and as required under Canadian GAAP, recognized the future income tax liability and decreased share capital by $1.0 million.

In December 2008, the Company issued 40,000 common shares under the Kasmere option agreement (note 11(c)). In September 2008, the Company issued 100,000 common shares respectively for the Black Lake and Fond du Lac properties (notes 10 (d) and (e)).

On May 29, 2008, the Company issued 10,922,660 flow-through units for gross proceeds of $3.7 million (notes 3 and 6). Each unit consists of one flow-through common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional flow-through common share or, at the election of the investor, one non flow-through common share for a period of two years from the closing date at a price of $0.50 per warrant share. A finder’s fee of $179,000 in cash, 441,176 common shares and 345,589 warrants were issued in connection with the financing. Each warrant entitles the holder to purchase one additional common share of the Company at an exercise price of $0.50 per share for a period of two years from the closing date.

In October 2007, the Company issued 7,660,877 flow-through units for gross proceeds of $3,600,612. Each flow-through unit consists of one common share and one-half non-flow-through share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.55 for a period of 12 months from closing. In addition, the Company issued 7,629,968 units for gross proceeds of $2,899,388. Each unit consists of one common share and one-half common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.48 for a period of 12 months from closing. The Company issued 160,000 Agent warrants as a finder’s fee. Each agent warrant entitles the holder to purchase one additional common share of the Company for a period of twelve months from the date of closing at a price of $0.48 per share.

In September 2007, the Company issued 1,111,111 flow-through units for gross proceeds of $500,000. Each flow-through unit consists of one common share and one-half flow-through share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.52 for a period of 12 months from closing. The Company paid a $25,000 finders fee.

Capital disclosure

The Company considers its common shares, options and warrants as capital. As the Company is in the exploration stage its principal source of funds is from the issuance of common shares. It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore and develop its projects for the benefit of its stakeholders.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

13

Share Stock Options and Warrants

The Company has a stock option plan that permits the granting of stock options to directors, officers, key employees and consultants. Terms and pricing of options are determined by management at the date of grant. A total of 27,500,000 common shares of the Company may be allotted and reserved for issuance under the stock option plan.

	Number of options 000’s	Weighted average exercise price $
Outstanding - May 1, 2008	16,899	0.46
Granted	7,230	0.16
Cancelled	-	-
Exercised (note 12)	(300)	0.10
Expired	(172)	0.25
Forfeited	(2,285)	0.45
Outstanding – April 30, 2009	21,372	0.36

	Number of options 000’s	Weighted average exercise price $
Outstanding - May 1, 2007	10,795	0.45
Granted	8,394	0.43
Cancelled	-	-
Exercised	(870)	0.19
Expired	(1,420)	0.47
Forfeited	-	-
Outstanding – April 30, 2008	16,899	0.46

As at April 30, 2009, the following stock options were outstanding:

Number of options outstanding 000’s		Exercise price $	Expiry date (April 30)
	1,078	$0.10 - $0.58	2010
	2,743	$0.35 - $0.45	2011
	3,383	$0.50 - $0.74	2012
	7,194	$0.40 - $0.70	2013
	6,974	$0.12 - $0.40	2014
Total	21,372

Stock options vest over various time periods. As at April 30, 2009, 11,687,041 stock options were vested and exercisable.

For the year ended April 30, 2009, total stock-based compensation expense was $2.2 million (2008: $1.6m; 2007: $0.8m) of which $0.7m was capitalized (2008: $0.5m; 2007: $0.2m).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

13

Share Stock Options and Warrants (continued)

Warrants

	Number of warrants 000’s	Weighted average exercise price $
Outstanding - May 1, 2008	12,380	0.57
Granted (note 12)	6,307	0.50
Cancelled	-	-
Exercised	-	-
Expired	(12,380)	0.57
Forfeited	-	-
Outstanding – April 30, 2009	$6,307	0.50

	Number of warrants 000’s	Weighted average exercise price $
Outstanding - May 1, 2007	12,162	0.67
Granted	8,360	0.52
Cancelled	-	-
Exercised	(890)	0.12
Expired	(7,252)	0.74
Forfeited	-	-
Outstanding – April 30, 2008	12,380	0.57

In May 2008, 5,461,329 warrants were issued in connection with a flow-through unit offering (note 12). In addition, 345,589 warrants were issued as finders fees (note 12).

In December 2008, the Company issued 500,000 warrants at $0.50 for the Kasmere property (note 11(c)).

At April 30, 2009, the following warrants were outstanding:

Number of warrants outstanding 000’s		Exercise price $	Expiry date Fiscal year end
	500	$0.50	2010
	5,807	$0.50	2011
Total	6,307

Option and warrant pricing models require the input of highly subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options. The following assumptions were used in the Black-Scholes option pricing model to calculate the compensation expense:

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

13

Share Stock Options and Warrants (continued) (continued)

	Warrants	Options
Risk-free interest rate	1.2% to 3.2%	1.4% to 4.6%
Options expected life	1 year	2.8 to 5 years
Expected volatility	74% to 135%	76% to 135%
Expected dividend	0%	0%

14

Accumulated Other Comprehensive Income

	April 30, 2009 $000’s	April 30, 2008 $000’s
Opening balance	166	-
Transition adjustment	-	526
Unrealized loss on available-for-sale securities (note 7)	(157)	(360)
Closing balance	9	166

15

Related Party Transactions

	2009 $000's	2008 $000's	2007 $000's
Management fees to a company controlled by the former Chairman	-	171	111
Rent to a company controlled by the former Chairman	-	-	23
Consulting fees to a company controlled by the President	-	-	85
Consulting fees to a company controlled by the former Corporate Secretary	-	16	31
Engineering and consulting fee to the Vice-President Exploration	185	194	-
Consulting fees to the Vice-President Corporate Development and director	-	115	55
Accounting fees to a company controlled by the former Chief Financial Officer	60	39	34

The Company had an office lease agreement from the former Chairman of the Company, this lease agreement was terminated in March 2009.

The Company had previously paid consulting fees to the President and a former Corporate Secretary.  Consulting fees are no longer charged by the President and Chief Executive Officer as he is now a salaried employee.

The VP Exploration currently provides his services through a consulting company and is therefore disclosed above. In addition, during the year, the consulting company of the VP exploration provided additional geological services of $9,900 (on an arms’ length basis) which is included in the total above. The Vice-President Corporate Development previously billed his services via a consulting arrangement, he is now a salaried employee.

The former CFO had billed his time through a consulting company.  Included within the accounting fees for the year ended April 30, 2009 is $24,000 for the fair value of shares transferred (notes 7 and 19) as part of his termination package.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

15

Related Party Transactions (continued)

All transactions were conducted on an arms’ length basis.

Effective February 2005, each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the year, $71,572 (2008: $45,645) has been paid/accrued to directors. At year end, $10,326, (2008: $22,510) is owing to directors.  This is due on demand and non-interest bearing.

16

Income Tax

	2009		2008
	$000’s	%	$000’s (restated)%
Loss before tax	3,823	100%	3,346	100%

Income taxes at statutory rates	1,170	31%	1,035	31%
Non-deductible expenses	(586)	(15%)	(583)	(17%)
Unrecognized tax losses	523	14%	320	9%
Taxation recovery	1,107	30%	772	23%

The significant components of the Company’s future income tax liability are as follows:

	2009 $000’s	2008 $000’s (restated)
Mineral property interest	9,783	9,814
Operating losses carried forward, net of valuation allowance	(1,737)	(1,502)
Canadian development expenditures	(683)	(1,624)
Canadian exploration expenditure	(5,282)	(4,051)
Foreign resource pools	(443)	(779)
Share issuance costs	(201)	(231)
Capital assets	(96)	(182)
Net future income tax liability	1,341	1,445

The Company has incurred non-capital losses of approximately $8,620,000. They may be carried forward and used to reduce taxable income of future years in the countries indicated. These losses will expire as follows:

($000’s)	Canada	New Zealand	United States	Total
Expiry Date- Fiscal Year End
2010	343	-	-	343
2013	-	-	10	10
2014	422	-	46	468
2015	979	-	1	980
Thereafter	4,656	929	1,234	6,819
Total	6,400	929	1,291	8,620

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

16

Income Tax (continued)

During the year, flow-through shares totalling $3.7 million (2008 - $4.1 million) were issued, which funds are required to be spent on certain Qualifying Canadian Exploration Expenditures (note 12). As the Company no longer has the ability to use the expenditures for tax purposes, the Company is required to record a future tax liability which is equal to the renunciation, times the corporation tax rate when expenditures are renounced. This amounted to $1.0 million (2008 - $1.3 million). However, the Company can utilize previously unrecognized future income tax assets to offset the liability to the extent available. As at April 30, 2009, the Company had $1.1 million (2008: $0.8 million) in future income tax assets to apply. The excess future income tax liability of $1.3 million (2008: $1.4 million) has been recorded in the consolidated financial statements.

17

Commitments

The Company has the following commitments in respect of operating leases for office space, land, or computer equipment:

Fiscal Year Ending	Total $000’s
2010	209
2011	199
2012	84
2013	7
2014	1
Thereafter	4
504

The Company has outstanding and future commitments under mineral properties option agreements to pay cash and/ or issue common shares of the Company (note 10).

18

Geographic Segmented Information

April 30, 2009 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	39,816	3	458	40,277
Assets	47,359	4	525	47,888
Loss for the Year	2,450	2	264	2,716

April 30, 2008 (restated) ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	32,537	-	722	33,259
Assets	42,790	-	848	43,638
Loss for the Year	2,163	5	406	2,574

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

18

Geographic Segmented Information (continued)

April 30, 2007 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	18,420	-	956	19,376
Assets	32,181	-	1,026	33,207
Loss for the Year	260	1,238	331	1,829

19

Supplemental Cash Flow Information

During the year the Company had the following non-cash investing and financing activities.

	2009 $000’s	2008 $000’s	2007 $000’s
Shares issued for mineral properties	44	4	149
Shares received for mineral properties	(27)	(154)	(254)
Capitalized stock-based compensation	651	467	744
Fair value of agents warrants included in share issuance costs	(41)	19	60
Fair value of shares included in share issuance costs	132	-	100
Mineral property disposal for rent settlement	36	-	-
Available-for-sale disposal for non-cash consideration (notes 7 and 15)	24	-	-

Cash and cash equivalents comprise the following:

	2009 $000’s	2008 $000’s (restated)
Cash on hand and balances in bank	810	5,376
Short term deposits	5,529	2,000
Total	6,339	7,376

20

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The United States Securities and Exchange Commission (“SEC”) requires that financial statements of foreign companies contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the United States (“US GAAP”). Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material, except as follows:

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

20

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

a)     US GAAP requires that mineral property exploration and land use costs must be expensed as incurred, until commercially mineable deposits are determined to exist within a particular property. Accordingly, for US GAAP purposes, for all periods presented, the Company has expensed all land use costs for mineral properties and deferred exploration costs, which have been incurred by the Company, for which commercially mineable revenues do not exist. Under Canadian GAAP, such costs have been deferred. For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

b)     US GAAP requires that stock-based compensation expense is recorded for shares held in escrow which become eligible for release, at the market value of the shares at that time. Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded. Shares previously held in escrow were performance shares which were issued to certain directors who reorganized the Company’s business affairs and raised financing sufficient to fund the Company’s business plan.

c)

US GAAP requires available-for-sale securities to be recorded at market value. There was no comprehensive income category in Canada prior to the adoption of CICA 3835, “Financial Instruments - Recognition and measurement” and CICA 1530, “Comprehensive Income” in 2008. Therefore a difference exists for the year ended April 30, 2007.

d)      Under Canadian GAAP a premium to market on the issuance of flow-through shares would be recorded in share capital. For US GAAP purposes, Statement of Financial Accounting Standards (“SFAS”) 109, “Accounting for Income Taxes”, the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A future tax liability is recognized for the premium paid by the investors and is then recognized as a future income tax recovery in the period of renunciation.

For Canadian GAAP purposes, the Company records a future income tax liability and a corresponding reduction of share capital in respect of flow-through share financing. For US GAAP purposes no such entry is recorded.

e)

Under Canadian GAAP, investments in joint ventures are accounted for using the proportionate consolidation method. Under US GAAP, investments in joint ventures are accounted for using the equity method. The different accounting treatment affects only the display and classification of financial statement items and not net earnings or shareholders’ equity. As allowed under the SEC rules applicable to Form 20-F, no adjustment has been made for this difference.

f)      Under US GAAP, funds raised from the issuance of flow-through shares, which have not yet been disbursed on qualifying exploration expenditures, would be disclosed as restricted cash and excluded from current assets. Accordingly, cash and cash equivalents under US GAAP would be reduced by $Nil at April 30, 2009, $Nil at April 30, 2008, and $Nil at April 30, 2007.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

20

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

g)

The impact of the above differences between Canadian and US GAAP on the reported assets of the Company is as follows:

Asset reconciliation	2009 $000’s	2008 $000’s (restated)	2007 $000’s
Total assets under Canadian GAAP	47,888	43,638	33,207
Write-off of mineral exploration costs (note a)	(38,550)	(31,132)	(17,885)
Fair value adjustment on available-for-sale investments (note c)	-	-	526
Total assets under US GAAP	9,338	12,506	15,848

h)      The impact of the above differences between Canadian and US GAAP on loss for the period is as follows:

Loss reconciliation	2009 $000’s	2008 $000’s (restated)	2007 $000’s
Net loss under Canadian GAAP	2,716	2,574	1,829
Add (deduct)
Mineral property write-offs (note a)	7,418	13,247	7,481
Premium on flow-through shares (note d)	(135)	(158)	(35)
Future income tax recovery (note d)	1,107	772	1,173
Primary loss under US GAAP	11,106	16,435	10,448
Primary loss per share under US GAAP	$0.08	$0.14	$0.12
Other comprehensive loss (note c)	157	360	(20)
Comprehensive loss under US GAAP	11,263	16,795	10,428

i)

The impact of the above differences between Canadian and US GAAP on the deficit, common shares and contributed surplus as reported, is as follows:

Deficit reconciliation	2009 $000’s	2008 $000’s (restated)	2007 $000’s
Deficit under Canadian GAAP	26,379	23,663	21,089
Performance share adjustment (note b)	443	443	443
Cumulative mineral property write-offs, net of future income taxes (note a)	38,518	30,633	16,939
Cumulative premium on flow-through shares (note d)	(328)	(193)	(35)
Future income tax recovery (note d)	6,364	5,361	4,089
Deficit under US GAAP	71,376	59,907	42,525

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

20

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

Contributed surplus reconciliation	2009 $000’s	2008 $000’s (restated)	2007 $000’s
Contributed surplus under Canadian GAAP	7,940	5,392	3,153
Performance shares adjustment (note b)	443	443	443
Contributed surplus under US GAAP	8,383	5,835	3,596

Common shares reconciliation	2009 $000’s	2008 $000’s	2007 $000’s
Common shares under Canadian GAAP	56,183	54,079	48,864
Premium on flow-through shares (note d)	(328)	(192)	(35)
Flow-through shares FIT Adjustment (note d)	6,364	5,361	4,089
Common shares under US GAAP	62,219	59,248	52,918

There are no material measurement differences between Canadian and US GAAP for Accumulated Other Comprehensive Income.

j)

The impact of the above differences between Canadian and US GAAP on the consolidated statements of cash flows, as reported, is as follows:

Cash flow reconciliation	2009 $000’s	2008 $000’s (restated)	2007 $000’s
Operating cash flow under Canadian GAAP	(1,622)	(1,981)	(3,285)
Mineral property exploration expenditures (note a)	(7,081)	(10,028)	(7,961)
Operating cash flow under US GAAP	(8,703)	(12,009)	(11,246)
Investing cash flow under Canadian GAAP	(8,130)	(10,199)	(8,729)
Mineral property exploration expenditures (note a)	7,081	10,028	7,961
Flow-through funds realized from previous year	-	-	2,599
Investing cash flow under US GAAP	(1,049)	(171)	1,831
Financing cash flow under Canadian and US GAAP	8,715	9,480	15,342
Cash and cash equivalents under Canadian GAAP and US GAAP	6,339	7,376	10,076

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

20

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

k)      New Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles- a replacement of FASB Statement No. 162”. SFAS No. 162 had intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with USGAAP for nongovernmental entities. Prior to the issuance of SFAS No. 162, GAAP hierarchy was defined in the American Institute of Certified Public Accountants (“AICPA”) Statement on Auditing Standards No. 69, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles (“SAS No. 69”). SAS No. 69 has been criticized because it is directed to the auditor rather than the entity. SFAS No. 162 addressed these issues by establishing that the GAAP hierarchy should be directed to entities because it is the entity, not its auditor, which is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.

In October 2008, FASB issued FASB Staff Position (“FSP”) No. FAS 157-3, “Determining the fair value of a financial asset when the market for that asset is not active”, which clarifies the application of SFAS No. 157 in a market that is not active and provides key considerations in determining the fair value of the financial asset. FSP No. FAS 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate. The adoption of this standard for US GAAP purposes did not affect the Company’s consolidated financial statements.

EITF 07-05 – Whether an instrument or embedded feature is indexed to an entity’s own stock states that a company is required to assess whether an equity instrument, denominated in a currency other than its own measurement currency, is a derivative financial instrument or an embedded derivative. This standard is effective for interim and annual financial statements beginning on or after December 15, 2008. Early adoption is prohibited. The Company will adopt EITF 07-05 for US GAAP purposes on May 1, 2009 and does not expect that the adoption of this standard for US GAAP purposes will have a material effect on its consolidated financial statements.

In May 2008, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60” (“SFAS No. 163”). SFAS No. 163 provides enhanced guidance on the recognition and measurement to be used to account for premium revenue and claim liabilities and related disclosures and is limited to financial guarantee insurance (and reinsurance) contracts, issued by enterprises included within the scope of FASB Statement No. 60, Accounting and Reporting by Insurance Enterprises. SFAS No. 163 also requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. SFAS No. 163 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008, with early application not permitted. The Company does not expect SFAS No. 163 to have an impact on its consolidated financial statements.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

20

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

k)      New Accounting Pronouncements

SFAS No. 168 will be the source of authoritative US GAAP recognized by FASB, once the codification is in effect, all of its content will carry the same level of authority, effectively superseding SFAS No. 162, in establishing the GAAP hierarchy to include only two levels of GAAP: authoritative and nonauthoritative.  SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company does not expect SFAS No.162 to have a material effect on its consolidated financial statements.

In May 2008, the FASB issued FASB FSP Accounting Principles Board Opinion No. 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. FSP No. 14-1 requires issuers of convertible debt instruments that may be settled in cash to separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in periods subsequent to adoption. Upon adoption of FSP No. 14-1, the Company will allocate a portion of the proceeds received from the issuance of convertible notes between a liability and equity component by determining the fair value of the liability component using the Company’s non-convertible debt borrowing rate. The difference between the proceeds of the notes and the fair value of the liability component will be recorded as a discount on the debt with a corresponding offset to paid-in-capital. The resulting discount will be accreted by recording additional non-cash interest expense over the expected life of the convertible notes using the effective interest rate method. The provisions of FSP No. 14-1 are to be applied retrospectively to all periods presented upon adoption and are effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. Management has not determined the effect that adopting this statement would have on the Company’s financial position, cash flows and results of operations.

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”. In determining the useful life of intangible assets, FSP FAS No. 142-3 removes the requirement to consider whether an intangible asset can be renewed without substantial cost of material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements. FSP FAS No. 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP FAS No. 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Management has not determined the effect that adopting this statement would have on the Company’s financial position, cash flows or results of operations.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

20

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

k)      New Accounting Pronouncements (continued)

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. SFAS No. 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. SFAS No. 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity's liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. SFAS No. 161 will be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, will be adopted by the Company beginning in the first quarter of fiscal 2010. The Company does not expect there to be any significant impact of adopting SFAS No. 161 on its financial position, cash flows and results of operations.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interest in Consolidated Financial Statements, an amendment of ARB No. 51” which will change the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity within the consolidated balance sheets. SFAS No. 160 is effective as of the beginning of an entity’s first fiscal year beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company does not expect there to be any significant impact of adopting SFAS No. 160 on its financial position, cash flows or results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations”. SFAS No. 141(R) will change the accounting for business combinations. Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141(R) will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the entity’s first annual reporting period beginning on or after December 15, 2008. Accordingly, any business combinations completed by the Company prior to June 1, 2009 will be recorded and disclosed following existing GAAP. The Company does not expect there to be any significant impact of adopting SFAS No. 141(R) on its financial position, cash flows or results of operations.

International Financial Reporting Standards

In November 2008, the SEC issued for comment a proposed roadmap regarding potential use of financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board. Under the proposed roadmap, the Company would be required to prepare financial statements in accordance with IFRS in fiscal year 2014, including comparative information also prepared under IFRS for fiscal 2013. The Company is currently assessing the potential impact of IFRS on its consolidated financial statements and will continue to follow the proposed roadmap for future developments.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

21

Financial Instruments

Fair Values

As at April 30, 2009, the Company's carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.

The Company’s cash and cash equivalents approximate their fair value.

Cash and cash equivalents are designated as held-for-trading. The Company has financial assets classified as available-for-sale.

The Company has recorded its available-for-sale securities at current market value through either permanent impairment or revaluation through other comprehensive income.

Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits cash and cash equivalents with high credit quality financial institutions as determined by rating agencies.

Currency Risk

The Company maintains a majority of its cash and cash equivalents in Canadian dollars and also incurs a majority of its expenditures in Canadian dollars and therefore, has a minimal exposure to foreign currency fluctuation.

Interest Rate Risk

Included in the loss for the year in these financial statements is interest income on Canadian and U.S. dollar cash and cash equivalents. If interest rates throughout the year had been 10 basis points (0.1%) lower (higher) then net loss would have been $7,000 lower ($7,000 higher).

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with its financial liabilities. The Company is reliant upon equity issuances and funding from its strategic partners as its two sources of cash. The Company manages liquidity risk by maintaining an adequate level of cash and cash equivalents to meet its ongoing obligations. The Company continuously reviews its actual expenditures and forecast cash flows and matches the maturity dates of its cash equivalents to capital and operating needs. The Company has been successful in raising equity financing in the past; however, there is no assurance that it will be able to do so in the future (note 1).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

22

Subsequent Events

Subsequent to the year ended April 30, 2009, the following events occurred:

Collins Bay Extension

In July 2009, the Company executed an Option Agreement with Bayswater Uranium Corporation ("Bayswater") to commence exploration of the Collins Bay Extension uranium project, situated directly adjacent to, and following the North-East strike of the past-producing uranium mines at Rabbit Lake and Collins Bay, and the current producing uranium mine at Eagle Point in the Province of Saskatchewan. The project contains a significant number of exploration targets within the Snowbird and Fife Island areas.

Under the terms of the option agreement, CanAlaska shall act as the exploration operator and may earn a 51% participating interest in the project by undertaking a minimum of $4 million in exploration expenditures within 5 years and issuing a total of 500,000 Company shares to Bayswater over this period. The Company may increase its participating interest in the project to a 70% level by successfully undertaking a further $2 million in exploration expenditures over a period of 3 years.

Rise and Shine Joint Venture

In June 2009, the Company reached an agreement with Glass Earth on the Rise and Shine Project (note 5).

Poplar Project

In June 2009, the Company announced that ERI had executed a MOU in respect of the Poplar property (note 10(c)).

Grease River

In June 2009, the Company terminated its agreement with Uranium Prospects Plc. In respect of the Grease River property (note 10(f))

Westcan Extension

Subsequent to year end, the Company granted Westcan an extension to its work commitments on Cree West and Key Lake (notes 10(g) and (h)).

Cree East Funding

On July 31, 2009, the Company received $0.9 million from its Korean Consortium for the 2009 Summer exploration program at Cree East.

23

Comparative Figures

Certain comparative figures have been adjusted to conform to the current year’s presentation.

36